Exhibit 99.1

Ballard announces order from CrossWind to supply fuel cell system for 1 MW stationary power project

VANCOUVER, BC, Jan. 23, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced an order for a fuel cell system to CrossWind, a joint-venture between Shell and Eneco. The Ballard fuel cell system will be integrated in the Hollandse Kust Noord offshore wind project.

The Hollandse Kust Noord offshore wind project, located off the coast of the Netherlands, will have a capacity of 759 MW to generate at least 3.3 TWh per year. This is enough renewable power to supply the equivalent of more than 1 million Dutch households with green electricity.

CrossWind intends to use various new technologies to manage the intermittent wind power generation, including the use of water electrolysis to convert wind power into green hydrogen for energy storage. Ballard's hydrogen fuel cells will utilize the green hydrogen as fuel to regenerate stable and dispatchable power.

Ballard will supply a containerized fuel cell power solution with a peak power capacity of 1 MW, with delivery expected in 2024. This is Ballard's second stationary power project deployed in Europe for peak shaving power generation applications.

"Hydrogen plays a critical role to support the energy transition. This project is an exciting proof point on how hydrogen and PEM fuel cells can provide an effective storage, load-following and firming solution for intermittent renewables. We are excited to be a part of this milestone demonstration project with CrossWind to prove out the reliability and efficiency of Ballard fuel cells, initially at megawatt scale," said Søren Østergaard Hansen, General Manager, Marine and Stationary, Ballard Power Systems Europe A/S.

Maria Kalogera, Crosswind's Innovation Manager commented, "In CrossWind, we are committed to demonstrate baseload power on a megawatt scale for a single full-scale wind turbine generator. We will introduce, for the first time, an offshore combination of battery storage and round-trip hydrogen integrated in an offshore wind farm. It's exciting to have Ballard on board and integrate their fuel cell solutions in our project."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About CrossWind

CrossWind is a joint venture between Shell Nederland and Eneco. CrossWind has won the tender for the construction and operation of wind farm Hollandse Kust Noord. CrossWind is doing this in collaboration with Siemens Gamesa Renewable Energy for the supply of the wind turbines and with Van Oord for the supply of the foundations and the cables and the installation of the wind turbines at sea. CrossWind is in close contact with the developer of the offshore power socket, grid developer TenneT, as well as the relevant ministries, coastal authorities and other stakeholders.

Visit the website www.crosswindhkn.nl for more information about CrossWind, the wind farm, the innovations and the construction activities.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Strategy +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 23-JAN-23